United States securities and exchange commission logo





                              March 11, 2021

       Gary Mekikian
       Chief Executive Officer
       M&M Media, Inc.
       700 Canal St.
       Stamford, CT 06902

                                                        Re: M&M Media, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 12,
2021
                                                            File No. 024-11455

       Dear Mr. Mekikian:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Plan of Distribution, page 34

   1. You indicate that the company intends to market the shares in this offering online and may use an online
investment platform. To the extent known, please identify the investment platform that you
intend to use to market the offering.
       Forum Selection Provision, page 37

   2. You state that the forum selection provision in the subscription agreement does not apply to actions arising
under the federal securities laws but your disclosure on page 28 states that the provision
applies to claims arising under the Securities Act. Please revise. If the provision applies to
Securities Act claims, please also state that investors cannot waive compliance with federal
securities laws and the rules and regulations thereunder.
 Gary Mekikian
FirstName  LastNameGary Mekikian
M&M Media,    Inc.
Comapany
March      NameM&M Media, Inc.
       11, 2021
March2 11, 2021 Page 2
Page
FirstName LastName
The Company's Business
Licensing Agreements, page 51

3. You state that you have license agreements with record labels and music publishers.
         Please revise to expand your discussion of the material terms of those agreements including the minimum guaranteed payments and royalties paid to those companies for each period presented.
Employees and Consultants, page 55

4. Please provide your total number of persons employed for the past three years. See Item
         7(a)(1) of Form 1-A.
Security Ownership of Management and Certain Securityholders, page 69

5. Please disclose the voting power of each of the shareholders in this section. We note that the holders of shares of each series of Preferred Stock are entitled to a number of votes equal to the number of shares of Class A Common Stock that the shares of Preferred
         Stock are convertible into as of the record date of the matter being voted upon.
Balance Sheets as of June 30, 2020 and December 31, 2019 (Unaudited), page F-2

6. Your convertible debt and warrant liability balances as of December 31, 2019 do not agree to the same balances reflected in your audited financial statements as of December 31,
         2019 on page F-15. Please revise or advise. Please also clarify your accounting for the warrants issued on March 27, 2020 and the changes in the warrant liability balance from
         December 31, 2019 to June 30, 2020. Clarify whether you received any cash or other consideration for these warrants or whether you recognized any expense upon issuance, and the authoritative accounting literature upon which you relied. Exhibits

7. We note that you rely upon Google Cloud Platform and 7Digital PLC and any disruptions could have a material adverse effect on your business, operating results, and financial condition to the point where you cannot easily switch to another cloud provider or music delivery operator. Please file any agreements or contracts with Google Cloud Platform and 7Digital PLC as exhibits or tell us why you believe them not to be material contracts.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Gary Mekikian
M&M Media, Inc.
March 11, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                           Sincerely,
FirstName LastNameGary Mekikian
                                                           Division of
Corporation Finance
Comapany NameM&M Media, Inc.
                                                           Office of Technology
March 11, 2021 Page 3
cc:       Jeanne Campanelli
FirstName LastName